Exhibit 3.2

Certificate of Amendment

of the

Certificate of Incorporation

of

VME Acquisition Corp.

VME Acquisition Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

First:     That at a meeting of the Board of Directors, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation, declaring the amendment advisable and calling a meeting of the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that it being in the best interest of the Corporation to change its name to “G3 VRM Acquisition Corp.,” the Chief Executive Officer of the Corporation (the “Authorized Officer”) be, and hereby is, authorized, empowered and directed to execute and deliver to the Delaware Secretary of State an Amendment to the Certificate of Incorporation of the Corporation so that, as amended, ARTICLE ONE shall read as follows:

“The name of the Corporation is G3 VRM Acquisition Corp.”

Second:      That in lieu of a meeting and vote of the stockholders, the sole stockholder has given written consent to said amendment in accordance with the provisions of Section 228 of the general Corporation Law of the State of Delaware.

Third:     That the aforesaid amendment was duly adopted in accordance with the provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware.

In Witness Whereof, I have signed this Certificate on behalf of VME Acquisition Corp. this 12th day of April, 2021.

VME Acquisition Corp.

By:	/s/ Margaret Gezerlis
Margaret Gezerlis, Chief Executive Officer